

Mail Stop 4631

November 20, 2009

Herb Mee, Jr.
President and Chief Financial Officer
The Beard Company
Harvey Parkway
301 N.W. 63rd Street, Suite 400
Oklahoma City, Oklahoma 73116

> **Re:** **The Beard Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-12396**

Dear Mr. Mee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 4

Efforts to Improve Cash Flow; PrivateDebt Placements, page 5
Bank Credit Facilities, page 6

1.   We note that your disclosure in these two sections is difficult to follow. Item 101(h) of Regulation S-K requires a general description of how your business has developed during the last three fiscal years. In future filings, please consider

        simplifying your disclosure by focusing on how the steps you have taken toward improving your liquidity have affected the development of your business. The more detailed disclosure on this topic may be included in management's discussion and analysis.

Major Turnaround in Progress, page 8

2.   In future filings please revise your disclosure to minimize the subjective language used to describe the status of your business initiatives. The use of such language impairs the ability of investors to objectively evaluate the disclosure regarding your performance. For example, please minimize the use of phrases such as:

- You are in the middle of a "major turnaround"; and
- Investment in the Dilworth project presents a "huge" opportunity for you (see first paragraph on page 33).

3.   You disclose that following the sale of your 35% ownership in the McElmo Dome Unit, your focus will shift entirely to the coal, oil & gas and mineral exploration. We also note disclosure in your quarterly report for the period ended June 30, 2009 that you completed the sale of your remaining interest in McElmo Dome Unit. This shift in strategy, however, contradicts with the fact that the CO_2 segment was substantially the company's sole source of revenue for year 2008 considering that you had operated at a loss for the prior nine years. Considering that none of the Adler, Goehedral and Dilworth projects are currently operational or generating any revenues, please provide additional insight into management's intentions and goals with respect to the shift into the coal and oil & gas segments. Further, please ensure that your liquidity discussion in the MD&A section also addresses the impact that the new business strategy will have on your sources and uses of cash, by providing among other things, a detailed analysis of the material factors underlying management's decision regarding this change in strategy.

Coal Reclamation Activities, page 9

4.   Please clarify the company's coal reclamation activities during fiscal year 2008. The description under the "Principal Products and Services" caption is too broad and generic. We also note that the description of these activities in Beard Technologies' website has a more expanded description of services provided, including the technology employed by the company in rendering pond recovering services (for example, the patented mulled coal process). In future filings please revise your disclosure to include information required by subparagraphs (i) and (vii) of Item 101(h)(4) of Regulation S-K.

Environmental Matters, page 12

5.   In future filings, please revise your disclosure to discuss the cost and effect of compliance with applicable environmental laws, all in accordance with Item 101(h)(4)(xi) of Regulation S-K.

e-Commerce, page 15

6.   In accordance with Item 101(h)(4)(vii) of Regulation S-K, in future filings please identify the duration of the Voucher Patent. Also, it appears that you have not filed the UCG patent license agreement as an exhibit to your annual report. Please advise.

Oil and Gas Operations, page 18

7.   You disclose that a "significant phase of BOC exploration effort involves the acquisition of oil and gas leases from the U.S. government and various state governments on a "non-competitive" basis" and that all of the undeveloped acreage you hold is under these governmental leases. In future filings, please explain the significance of these leases being acquired on a "non-competitive" basis and disclose any material terms to these agreements, including, but not limited to, BOC's role under the terms of the lease agreement, its duration and events triggering termination.

Environmental and Worker Safety Matters, page 21

8.   In future filings please revise your disclosure to identify the specific business activities that expose you to compliance with applicable environmental and worker safety laws and regulations.

Other Corporate Activities, page 22
Office and Other Leases, page 23

9.   In future filings please revise your disclosure to include the new BTI facilities in Somerset, Pennsylvania. We note your discussion under the "Facilities" subsection on page 12.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters, page 26

10.   Please explain how you are disclosing the figures reported in the "Number of securities to be issued upon exercise of outstanding options, warrants and rights" column as part of your Item 201(d) of Regulation S-K disclosure. Please ensure to discuss whether the warrants to the Selling Agent are issued pursuant to a plan. We note your disclosure in footnote E.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30
Liquidity and capital resources, page 31
General

11.   In future filings please ensure that your discussion includes discussion of your
        outstanding debt and to the extent that you are subject to compliance with any
        debt covenants and other financial ratios, please disclose what they are.

12.   In your Liquidity discussion on top of page 33, you disclose that the outlook for
        the Coal Segment "remains bright", despite an operating loss of $476,000
        reported for fiscal year 2008 and two unrealized projects. Please tell us and in
        future filings revise your disclosure to provide the basis of these statements.
        Please ensure to tie management's outlook of the Coal Segment to the change in
        business strategy discussed above.

Management's Annual Report on Internal Control Over Financial Reporting, page 35

13.   We note disclosure that your internal controls over financial reporting were
        effective despite the existence of a material weakness. We also note your
        disclosure that you consider the operating results from the China segment to be
        material to your 2008 consolidated financial statements. Please provide us with
        the basis upon which your management determined that the internal control over
        financial reporting was effective in light of disclosure that a material weakness is
        present.

Note 1. Summary of Significant Accounting Policies
Option Activity

14.   Please revise future filings to ensure that all shares and related disclosures
        consistently and retroactively reflect the 2-for-1 stock split in accordance with
        SAB Topic 4:C.

Note 5. Investments and Other Assets
Investment in and Advances to Geohedral LLC

15.   Please revise future filings to disclose the facts and circumstances that led to the
        impairment of the entire carrying value of your investment in Geohedral LLC at
        December 31, 2008 in accordance with paragraph 26 of SFAS 144.

Note 15. Segment Information

16.   Please revise future filings to provide a reconciliation of total segment profit to
        pre-tax operating income in accordance with paragraph 32(b) of SFAS 131 and to
        identify and describe each significant reconciling item.

Item 15. Exhibits and Financial Statement Schedules

17.   Pursuant to Item 601(b)(2) of Regulation S-K, in future filings, please file asset
        purchase agreements and similar agreements as number (2) exhibits. Please see
        Exhibit 10.8.

18.   We note that you have not filed Exhibit A to the Amended and Restated Business
        Loan Agreement dated December 8, 2008 (Exhibit 10.12); and Form of Amended
        and Restated Deed of Trust dated December 8, 2008 (Exhibit 10.14). Please
        advise.

Exhibit 31.1 – Chief Executive Certification
Exhibit 31.2 – Chief Financial Officer Certification

19.   In future filings please remove the chief executive officer and chief financial
        officer's title in the introductory line to each 302 certification. Please comply
        with this comment in your future periodic reports.

20.   Your certifications omit the entire paragraph 4(b) of the certifications. Please file
        an amendment to your Form 10-K to include certificates that do not exclude
        paragraph 4(b). Please note that the Form 10-K can include the cover page,
        explanatory note, signature page and Items 1, 2, 4, and 5 of the certifications.
        Please ensure that the revised certifications refer to Form 10-K/A and are
        currently dated. Please refer to Section 246.13 of the Division of Corporation
        Finance – Compliance and Disclosure Interpretations of Regulation S-K, which
        can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Financial Statements

21.   Please provide in future filings the subsequent events disclosure required by
        paragraph 12 of SFAS 165.

Item 4. Controls and Procedures, page 27

22.   We note disclosure that your controls and procedures for the period indicated
        were effective. We also note your *China Segment* disclosure on page 16 stating
        that you have not yet divested all of the assets of your China segment. Please tell

us how you determined that your controls and procedures were effective in light of the fact that the material weaknesses identified in your annual report continues to be present.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 30, 2009

Executive Compensation and Other Information, page 11
Compensation Discussion and Analysis, page 11

23.   In future filings, please ensure to discuss the factors taken in consideration by the compensation committee in determining the size of the special bonus awarded to the named executive officers.

Summary Compensation Table, page 15

24.   We note your footnote (4) disclosure indicating that you have omitted disclosure of the share distribution. Please note that in accordance with Item 402(n)(2)(ix) of Regulation S-K you are required to disclose in the "All other compensation" column all other compensation for the covered fiscal year that you may not properly report in any other column of the Summary Compensation Table. To the extent applicable, in future filings please make any necessary changes to include all other compensation paid to the named executive officers.

Compensation of Outside Directors, page 16

25.   Please tell us how you are reporting the numbers in the director compensation table in light of the narrative disclosure following the tabular presentation. It is unclear how you are reporting the amount of the fees paid to the non-employee directors on a quarterly basis.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, or the undersigned at (202) 551-3768 if you have questions regarding the financial statements or related comments. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief